Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: June 1, 2021

Offerpad Reports First Quarter 2021 Results

Leading iBuyer increases revenue over 27% from prior quarter

First Quarter 2021 Highlights - as compared to the prior year first quarter (unless otherwise noted)

•	Revenue for the quarter was $284.0 million and increased 27.2% from $223.2 million in the fourth quarter 2020

•	Loss per share improved to ($0.03) from ($1.49)

•	Net loss improved $11.2 million to nearly break even at ($0.2) million

•	Adjusted EBITDA increased $8.3 million to $3.0 million from ($5.2) million

•	Gross profit increased $8.6 million to $33.5 million from $24.9 million

•	Gross profit per home sold increased 101% to $32,900 from $16,400

•	Gross profit margin improved 500 bps to 11.8% from 6.8%

•	Contribution profit after interest per home sold increased 349% to $23,100 from $5,100

CHANDLER, AZ – June 1, 2021 – Offerpad, Inc. (“Offerpad”) the tech-enabled Real Estate Solutions Center and a leading iBuyer today reported financial results for its first quarter ended March 31, 2021.

“Consumer expectations continue to evolve and transform the way we sell and buy homes, and we are seeking to meet and exceed those expectations with our range of digital real estate solutions. The real estate market is highly competitive, and buyers and sellers are turning to Offerpad because of the convenience, certainty and control our one-stop Real Estate Solutions Center provides,” said Brian Bair, CEO and founder of Offerpad. “Offerpad closed the first quarter of 2021 with strong momentum due to favorable market conditions, operational excellence across our company and the increasing willingness of consumers to adopt the digital real estate solutions we provide. Total company revenue increased 27.2% to $284 million from Q4 2020 and is expected to increase on a year over year basis for the remaining quarters of the year. Now it’s time to bring the power of Offerpad to more markets and homeowners this year and in 2022.”

First Quarter 2021 Operating Highlights

•

Announced plans to become publicly traded via a merger with Supernova Partners Acquisition Company (“Supernova”). The transaction, which is expected to close early in the third quarter of 2021 (subject to satisfaction of customary closing conditions), is expected to result in Offerpad’s common stock being listed on the NYSE under the ticker “OPAD”

•	Expanded market footprint to Denver, CO and Nashville, TN in March, and announced plans to further expand to Indianapolis, IN in the third quarter of 2021 bringing the total market count to 17

•	Generated positive adjusted EBITDA for the second consecutive quarter

•	Launched Offerpad’s Extended Stay service, allowing home sellers to remain in their home up to 60 days after closing

Despite the year over year decline in revenue due to the impact of the COVID-19 pandemic on the company’s home acquisitions in the second half of 2020, total company revenue increased 27.2% to $284 million sequentially from Q4 2020 and is expected to increase on a year over year basis for the remaining quarters of the year.

Gross profit of $33.5 million in the first quarter of 2021 increased 34.7%, or $8.6 million, over the first quarter of 2020. Gross margin increased 500 basis points to 11.8% as Offerpad generated more in absolute gross profit dollars in the current period on less reported revenue than in the first quarter of 2020.

Contribution profit increased 76% to $25.7 million, from $14.6 million in Q1 of 2020, and contribution margin percentage increased 500 basis points to 9.0%, from 4.0% in the prior year.

Overall unit economics improved significantly in the quarter as contribution profit after interest increased to $23.5 million, from $7.8 million in the first quarter of the prior year. Contribution profit after interest per home sold improved to $23,100 compared to $5,100 for the prior year period, reflecting continued disciplined operations and prudent cost containment within the backdrop of favorable market conditions.

Adjusted EBITDA increased $8.3 million to $3.0 million, compared to $(5.2) million in the first quarter of the prior year. This is the second consecutive quarter that Offerpad had generated positive Adjusted EBITDA, demonstrating its ability to operate in slower growth environments, even at its current scale.

About Offerpad

Offerpad’s technology-enabled Real Estate Solutions Center makes selling and buying homes easy and convenient. With firsthand real estate experience and powerful proprietary technology, Offerpad provides several consumer-focused options including instant cash offers and superior home listing services. Offerpad is a privately held company headquartered in Chandler, Arizona, operating across the country in nearly 1,000 cities and towns. Visit Offerpad.com for more information.

Forward Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Offerpad’s future financial or operating performance. For example, statements regarding Offerpad’s expected revenue results, anticipated growth in the industry in which Offerpad operates, and the anticipated timing of the proposed business combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Offerpad and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Offerpad, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Offerpad as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the ability to respond to general economic conditions; the health of the U.S. residential real estate industry; the ability to grow market share in existing markets or any new markets; the impact of the COVID-19 pandemic; the ability to manage growth effectively; the ability to accurately value and manage inventory, and to maintain an adequate and desirable supply of inventory; the ability to successfully launch new product and service offerings, and to manage, develop and refine the technology platform; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Supernova from time to time with the SEC.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Offerpad does not undertake any duty to update these forward-looking statements.

Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common stock in connection with its solicitation of proxies for the vote by Supernova’s stockholders with respect to the proposed business combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Offerpad, Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Supernova as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Offerpad and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Supernova in connection with the proposed business combination. A list of the names of those directors and executive officers and information regarding their interests in the proposed business combination is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Offerpad, or any of their respective affiliates.

Investors:

James Grout

VP, Finance & Investor Relations

investors@offerpad.com

Press:

Laura Collins

Director, Public Relations

press@offerpad.com

OFFERPAD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data, unaudited)

	Three Months Ended March 31,
	2021	2020
Revenue	$283,972	$367,655
Cost of revenue	250,435	342,757

Gross profit	33,537	24,898

Operating expenses:
Sales, marketing and operating	25,076	25,429
General and administrative	4,734	4,361
Technology and development	2,283	2,129

Total operating expenses	32,093	31,919

Net Income (loss) from operations	1,444	(7,021)
Other income (expense):
Interest expense	(1,918)	(4,674)
Other income, net	241	230

Total other expense	(1,677)	(4,444)

Loss before income taxes	(233)	(11,465)
Income tax expense	—	—

Net loss	$(233)	$(11,465)

Net loss per share, basic and diluted	$(0.03)	$(1.49)
Weighted average common shares outstanding, basic and diluted	7,774,945	7,681,832

OFFERPAD, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data, unaudited)

	As of March 31,	As of December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$26,411	$43,938
Restricted cash	2,649	6,804
Accounts receivable	2,531	2,309
Inventory	220,004	171,359
Prepaid expenses and other current assets	7,317	2,880

Total current assets	258,912	227,290
Property and equipment, net	7,305	8,231
Other non-current assets	130	352

TOTAL ASSETS	$266,347	$235,873

LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$2,508	$2,149
Accrued liabilities	15,651	11,181
Secured credit facilities and notes payable, net - related party	126,710	126,825
Secured credit facilities and notes payable	79,988	50,143

Total current liabilities	224,857	190,298
Secured credit facilities and notes payable, net of current portion	—	4,710

Total liabilities	224,857	195,008

Commitments and Contingencies	—	—
Temporary Equity:
Series A convertible preferred stock, 2,789,225 shares authorized at March 31, 2021 and December 31, 2020; 2,775,483 shares issued and outstanding at March 31, 2021 and December 31, 2020; liquidation preference of $15,099 at March 31, 2021 and December 31, 2020	14,921	14,921
Series A-1 convertible preferred stock, 1,447,693 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020; liquidation preference of $7,500 at March 31, 2021 and December 31, 2020	7,470	7,470
Series A-2 convertible preferred stock, 1,104,818 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020; liquidation preference of $7,500 at March 31, 2021 and December 31, 2020	7,463	7,463
Series B convertible preferred stock, 7,751,457 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020; liquidation preference of $50,000 at March 31, 2021 and December 31, 2020	49,845	49,845
Series C convertible preferred stock, 7,529,210 shares authorized at March 31, 2021 and December 31, 2020; 5,308,093 shares issued and outstanding at March 31, 2021 and December 31, 2020; liquidation preference of $105,750 at March 31, 2021 and December 31, 2020	104,424	104,424

Total temporary equity	184,123	184,123

Stockholders’ Deficit:
Common stock, 34,077,034 shares authorized at March 31, 2021 and December 31, 2020; $0.00001 par value; 7,845,959 and 7,681,832 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	—	—
Additional paid in capital	6,766	5,908
Accumulated deficit	(138,749)	(138,516)
Treasury stock	(10,650)	(10,650)

Total stockholders’ deficit	(142,633)	(143,258)

TOTAL LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS’ DEFICIT	$266,347	$235,873

OFFERPAD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(233)	$(11,465)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	130	102
Gain on sale of properties	(246)	—
Amortization of debt financing costs	88	27
Impairment of inventory	130	1,802
Stock-based compensation	614	249
Changes in operating assets and liabilities:
Accounts receivable	(219)	(921)
Inventory	(48,775)	59,090
Prepaid expenses and other current assets	(4,216)	(301)
Accounts payable	359	286
Accrued liabilities	4,256	979

Net cash provided by (used in) operating activities	(48,112)	49,848

Cash flows from investing activities:
Purchases of property and equipment	(990)	(10)
Proceeds from sales of property and equipment	2,032	—

Net cash provided by (used in) investing activities	1,042	(10)

Cash flows from financing activities:
Borrowings from credit facilities and notes payable	281,066	279,645
Repayments of credit facilities and notes payable	(255,962)	(351,630)
Payment of debt financing costs	(175)	(322)
Proceeds from issuance of Class C preferred stock, net	—	22,177
Proceeds from exercise of stock options	459	—

Net cash provided by (used in) financing activities	25,388	(50,130)

Net change in cash, cash equivalents and restricted cash	(21,682)	(292)
Cash, cash equivalents and restricted cash, beginning of period	50,742	29,883

Cash, cash equivalents and restricted cash, end of period	$29,060	$29,591

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheet:
Cash and cash equivalents	$26,411	$22,609
Restricted cash	2,649	6,982

Total cash, cash equivalents and restricted cash	$29,060	$29,591

Supplemental disclosure of cash flow information:
Cash payments for interest	$2,863	$6,079

Non-GAAP Financial Measures

In addition to Offerpad’s results of operations above, Offerpad’s management utilizes certain financial measures that are not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). These measures have limitations as analytical tools when assessing Offerpad’s operating performance and should not be considered in isolation or as a substitute for GAAP measures, including gross profit and net income. Offerpad may calculate or present its non-GAAP financial measures differently than other companies who report measures with similar titles and, as a result, the non-GAAP financial measures Offerpad reports may not be comparable with those of companies in its industry or in other industries.

Adjusted gross profit, contribution profit, and contribution profit after interest (and related margins)

Offerpad believes that adjusted gross profit, contribution profit, and contribution profit after interest are useful financial measures for investors as they are used by management in evaluating unit level economics and operating performance across its markets. Each of these measures is intended to present the economics related to homes sold during a given period. Offerpad does so by including revenue generated from homes sold (and ancillary services) in the period and only the expenses that are directly attributable to such home sales, even if such expenses were recognized in prior periods, and excluding expenses related to homes that remain in inventory as of the end of the period presented. Contribution profit provides investors a measure to assess Offerpad’s ability to generate returns on homes sold during a reporting period after considering home acquisition costs, renovation and repair costs, and adjusting for holding costs and selling costs. Contribution profit after interest further impacts gross profit by including interest costs (including senior and mezzanine secured credit facilities) attributable to homes sold during a reporting period. Offerpad believes these measures facilitate meaningful period over period comparisons and illustrate our ability to generate returns on assets sold after considering the costs directly related to the assets sold in a presented period.

Adjusted gross profit, contribution profit and contribution profit after interest (and related margins) are supplemental measures of Offerpad’s operating performance and have limitations as analytical tools. For example, these measures include costs that were recorded in prior periods under GAAP and exclude, in connection with homes held in inventory at the end of the period, costs required to be recorded under GAAP in the same period. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of Offerpad’s results as reported under GAAP. Offerpad includes a reconciliation of these measures to the most directly comparable GAAP financial measure, which is gross profit.

Adjusted gross profit / margin

Offerpad calculates adjusted gross profit as gross profit under GAAP adjusted for (1) net inventory impairment plus (2) interest expense associated with homes sold in the presented period and recorded in cost of sales. Net inventory impairment is calculated by adding back the inventory impairment charges recorded during the period on homes that remain in inventory at period end and subtracting the inventory impairment charges recorded in prior periods on homes sold in the current period. Offerpad defines adjusted gross margin as adjusted gross profit as a percentage of revenue.

Offerpad views this metric as an important measure of business performance, as it captures gross margin performance isolated to homes sold in a given period and provides comparability across reporting periods. Adjusted gross profit helps management assess performance across the key phases of processing a home (acquisitions, renovations, and resale) for a specific resale cohort.

Contribution profit / margin

Offerpad calculates contribution profit as adjusted gross profit, minus (1) direct selling costs incurred on homes sold during the presented period, minus (2) holding costs incurred in the current period on homes sold during the period recorded in sales, marketing, and operating, minus (3) holding costs incurred in prior periods on homes sold in the current period recorded in sales, marketing, and operating, plus (4) other income which historically is primarily comprised of net income to us from the investment related to Offerpad’s OPHL operations. The composition of Offerpad’s holding costs is described in the footnotes to the reconciliation table below. Offerpad defines contribution margin as contribution profit as a percentage of revenue.

Offerpad views this metric as an important measure of business performance as it captures the unit level performance isolated to homes sold in a given period and provides comparability across reporting periods. Contribution profit helps management assess inflows and outflow directly associated with a specific resale cohort.

Contribution profit / margin after interest

Offerpad defines contribution profit after interest as contribution profit, minus (1) interest expense associated with homes sold in the presented period and recorded in cost of sales, minus (2) interest expense associated with homes sold in the presented period, recorded in costs of sales, and previously excluded from adjusted gross profit, and minus (3) interest expense under Offerpad’s senior and mezzanine secured credit facilities incurred on homes sold during the period. This includes interest expense recorded in prior periods in which the sale occurred. Offerpad’s senior and mezzanine secured credit facilities are secured by its homes in inventory and drawdowns are made on a per-home basis at the time of purchase and are required to be repaid at the time the homes are sold. Offerpad defines contribution margin after interest as contribution profit after interest as a percentage of revenue.

Offerpad views this metric as an important measure of business performance. Contribution profit after interest helps management assess contribution margin performance, per above, when fully burdened with costs of financing.

OFFERPAD, INC.

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(in thousands, except percentages and homes sold, unaudited)

The following table presents a reconciliation of Offerpad’s adjusted gross profit, contribution profit and contribution profit after interest to its gross profit, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended March 31,
(in thousands, except percentages and homes sold)	2021	2020
Gross profit (GAAP)	$33,537	$24,898
Gross margin	11.8%	6.8%
Homes sold	1,018	1,517
Gross profit per home sold	32.9	16.4
Adjustments:
Inventory impairment – current period (1)	104	1,553
Inventory impairment – prior period (2)	(138)	(579)
Interest expense capitalized (3)	606	1,219

Adjusted gross profit	34,109	27,091
Adjusted gross margin	12.0%	7.4%
Adjustments:
Direct selling costs (4)	(8,036)	(10,445)
Holding costs on sales – current period (5)(6)	(461)	(1,261)
Holding costs on sales – prior period (5)(7)	(193)	(1,033)
Other Income (8)	241	230

Contribution profit	25,661	14,581
Contribution margin	9.0%	4.0%
Homes sold	1,018	1,517
Contribution profit per home sold	25.2	9.6
Adjustments:
Interest expense capitalized (3)	(606)	(1,219)
Interest expense on homes sold – current period (9)	(1,117)	(2,565)
Interest expense on homes sold – prior period (10)	(446)	(3,008)

Contribution profit after interest	23,491	7,789
Contribution margin after interest	8.3%	2.1%
Homes sold	1,018	1,517
Contribution profit after interest per home sold	23.1	5.1

(1)	Inventory impairment – current period is the inventory valuation adjustments recorded during the period presented associated with homes that remain in inventory at period end.
(2)	Inventory impairment – prior period is the inventory valuation adjustments recorded in prior periods associated with homes that sold in the period presented.
(3)

Interest expense capitalized represents all interest related costs, including senior and mezzanine secured credit facilities, incurred on homes sold in the period presented that were capitalized and expensed in cost of sales at the time of sale.

(4)	Direct selling costs represents selling costs incurred related to homes sold in the period presented. This primarily includes broker commissions and title and escrow closing fees.

(5)	Holding costs primarily include property taxes, insurance, utilities, homeowners association dues, cleaning and maintenance costs.
(6)	Represents holding costs incurred on homes sold in the period presented and expensed to Sales, marketing, and operating on the Consolidated Statements of Operations.
(7)	Represents holding costs incurred in prior periods on homes sold in the period presented and expensed to Sales, marketing, and operating on the Consolidated Statements of Operations.
(8)

Other income primarily consists of net income to Offerpad from our investment in Offerpad Home Loans, except in the presentation of the first quarter of 2021, which represents income from a bulk sale of residential properties.

(9)	Represents both senior and mezzanine interest expense incurred on homes sold in the period presented and expensed to interest expense on the Consolidated Statements of Operations.
(10)

Represents both senior and mezzanine secured credit facilities interest expense incurred in prior periods on homes sold in the period presented and expensed to Interest expense on the Consolidated Statements of Operations.

Adjusted EBITDA

Offerpad also presents adjusted EBITDA and its related margin, which is a non-GAAP financial measure, which its management team uses to assess its underlying financial performance. Offerpad believes this provides insight into period over period performance, adjusted for non-recurring or non-cash items. Offerpad calculates adjusted EBITDA as GAAP net loss adjusted for interest expense, taxes, amortization of capitalized interest, depreciation and amortization and stock-based compensation expense. Offerpad defines adjusted EBITDA Margin as adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA is supplemental to Offerpad’s operating performance measures calculated in accordance with GAAP and has important limitations. For example, adjusted EBITDA excludes the impact of certain costs required to be recorded under GAAP and could differ substantially from similarly titled measures presented by other companies in its industry or companies in other industries. Accordingly, this measure should not be considered in isolation or as a substitute for analysis of Offerpad’s results as reported under GAAP.

The following table presents a reconciliation of Offerpad’s adjusted EBITDA to its GAAP net loss, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended March 31,
	2021	2020
Net loss (GAAP)	$(233)	$(11,465)
Interest expense	1,918	4,674
Amortization of capitalized interest (1)	606	1,219
Income tax expense	0	—
Depreciation and amortization	130	102
Amortization of share-based compensation	613	249

Adjusted EBITDA	3,034	(5,221)
Adjusted EBITDA margin	1.1%	(1.4%)

(1)

Amortization of capitalized interest represents all interest related costs, including senior and mezzanine interest related costs, incurred on homes sold in the period presented that were capitalized and expensed in cost of sales at the time of sale.